FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: January, 2024	Commission File Number: 001-13354

BANK OF MONTREAL
(Name of Registrant)

100 King Street West	129 rue Saint-Jacques
1 First Canadian Place	Montreal, Quebec
Toronto, Ontario	Canada, H2Y 1L6
Canada, M5X 1A1
(Executive Offices)	(Head Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [   ] Form 40-F  [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

INCORPORATION BY REFERENCE

The information contained in this Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purposes of incorporation by reference into and as part of the following registration statements of the registrant on file with and declared effective by the SEC:

1.	Registration Statement – Form F-3 – File No. 333-214934
2.	Registration Statement – Form F-3 – File No. 333-264388
3.	Registration Statement – Form S-8 – File No. 333-191591
4.	Registration Statement – Form S-8 – File No. 333-180968
5.	Registration Statement – Form S-8 – File No. 333-177579
6.	Registration Statement – Form S-8 – File No. 333-177568
7.	Registration Statement – Form S-8 – File No. 333-176479
8.	Registration Statement – Form S-8 – File No. 333-175413
9.	Registration Statement – Form S-8 – File No. 333-175412

10.	Registration Statement – Form S-8 – File No. 333-113096
11.	Registration Statement – Form S-8 – File No. 333-14260
12.	Registration Statement – Form S-8 – File No. 33-92112
13.	Registration Statement – Form S-8 – File No. 333-207739
14.	Registration Statement – Form S-8 – File No. 333-237522
15.	Registration Statement – Form S-8 – File No. 333-276007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL

By: /s/ Tayfun Tuzun

Name: Tayfun Tuzun
Title: Chief Financial Officer

By: /s/ Paul V. Noble

Name: Paul V. Noble
Title: Corporate Secretary

Date: January 8, 2024

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Notice of Meeting and Record Date

(Filed in form required by Canadian National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer.)